May 25, 2005

TO UNIT HOLDERS OF SECURED INVESTMENT RESOURCES FUND, L.P. II

   Re:   Supplemental Information Regarding
         Offer to Purchase Units for $100 Per Unit

Dear Unit Holder:

     We are writing to provide you with updated and supplemental information regarding our Offer to Purchase up to 20,000 Units of limited partnership interests in Secured Investment Resources Fund, L.P. (the "Partnership"), dated April 20, 2005.

     Sunwood Village. The foreclosure of the Sunwood Village Apartments remains scheduled for June 7, 2005. However, through our discussions with the lender, we still believe that we will be able to make an agreement which will prevent any foreclosure based on the past loan defaults. The current proposed agreement would require the Partnership to borrow approximately $800,000 to $850,000 from an affiliate of Millenium that is willing to make such a loan. No assurances can be given regarding such an agreement. There have been no further developments in the litigation with Mega Ventures described in the Offer to Purchase.


     Please note that the Offer is $100 per Unit in cash. Also, you may be able to obtain a tax benefit if you have accumulated passive losses that you can use once you have disposed of your investment in the Partnership; you should consult your tax advisor about this possibility.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (yellow form) in the envelope provided.

     The Offer is now scheduled to expire on June 3, 2005. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                  Very truly yours,

                                  MILLENIUM MANAGEMENT, LLC